Exhibit 107

CALCULATION OF FILING FEES TABLE

FORM S-3

(Form Type)

FMC Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offerings. The maximum aggregate amount of those offerings is $1,498,540,000.

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Fees to Be Paid	Debt	5.150% Senior Notes Due 2026	457(r)	$500,000,000	99.962%	$499,810,000.00	$110.20 per million	$55,079.06

Fees to Be Paid	Debt	5.650% Senior Notes Due 2033	457(r)	$500,000,000	99.985%	$499,925,000.00	$110.20 per million	$55,091.74

Fees to Be Paid	Debt	6.375% Senior Notes Due 2053	457(r)	$500,000,000	99.761%	$498,805,000.00	$110.20 per million	$54,968.31

TOTAL	—	—	—	$1,500,000,000	—	$1,498,540,000	—	$165,139.11